EXHIBIT 4.2

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and certain provisions of our restated certificate of incorporation, our bylaws, the registration rights agreements to which we and certain of our stockholders are parties and the General Corporation Law of the State of Delaware. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation, bylaws, and registration rights agreements, copies of which are filed with this Annual Report on Form 10-K.

General

We are a Delaware corporation. We completed transactions on July 26, 2016 pursuant to which we converted into a Delaware corporation and changed our name from Kadmon Holdings, LLC to Kadmon Holdings, Inc. Our authorized share capital consists of 400,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 preferred shares, par value $0.001 per share.

The following descriptions are summaries of important terms contained in our restated certificate of incorporation and our bylaws (our “Certificate of Incorporation” and “Bylaws,” respectively). Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our Certificate of Incorporation and Bylaws, copies of which are filed with the United States Securities and Exchange Commission (“SEC”) as exhibits to this Annual Report on Form 10-K, and to relevant portions of the General Corporation Law of the State of Delaware (“DGCL”).

Common Stock

General.  As of December 31, 2020,  there were 171,530,045 shares of common stock issued and outstanding. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

Voting Rights.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors will be elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors are able to elect all of the directors standing for election, if they so choose.

Dividend Rights.  Holders of shares of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then outstanding preferred stock.

Liquidation.  Upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to any liquidation preference granted to holders of any outstanding preferred stock.

Rights and Preferences.  Holders of shares of common stock have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions are applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable.  All outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Registration Rights. In connection with a private placement of our securities in March 2017, we entered into a Registration Rights Agreement dated March 8, 2017 with certain investors. Pursuant to the terms of the registration rights agreement, we were obligated to prepare, file and maintain with the SEC a registration statement to register for resale certain shares purchased by investors in the private placement following the closing of the private placement, among other customary obligations for agreements of this type.

Listing. Our common stock is listed under the symbol “KDMN” on the Nasdaq Global Select Market.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

As of December 31, 2020, no shares of our preferred stock were outstanding other than shares of our 5% convertible preferred stock, as described below under “—5% Convertible Preferred Stock.” Our Certificate of Incorporation authorizes our board of directors, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series.  Terms selected by our board of directors in the future could decrease the amount of earnings and assets available for distribution to holders of shares of common stock or adversely affect the rights and powers, including voting rights, of the holders of shares of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of the 5% convertible preferred stock and any other preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock. The issuance of preferred stock could, among other things, have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to the offering of shares of such series of preferred stock. If we issue shares of preferred stock under this prospectus and any related prospectus supplement, the shares will be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

5% Convertible Preferred Stock

        As of December 31, 2020, we had 28,708 shares of convertible preferred stock issued and outstanding, designated as the 5% convertible preferred stock pursuant to the certificate of designations filed by us with the Secretary of State of the State of Delaware, with an aggregate original purchase price and initial liquidation preference of $30.0 million. As of December 31, 2020, the stated liquidation preference of the 5% convertible preferred stock was $34.8 million. Each share of convertible preferred stock was issued for an amount equal to $1,000 per share, which we refer to as the original purchase price.

        The following description is a summary of the material provisions of the 5% convertible preferred stock and the certificate of designations and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the convertible preferred stock and certificate of designations, including the definitions of certain terms used in the certificate of designations. We urge you to read this document because it, and not this description, defines the rights of a holder of the 5% convertible preferred stock. A copy of the form of certificate of designations that we filed with the Secretary of State of the State of Delaware on July 26, 2016 has been incorporated by reference as an exhibit to this Annual Report on Form 10-K.

No Mandatory Redemption Date or Sinking Fund

        The shares of 5% convertible preferred stock do not have a mandatory redemption date and are not subject to any sinking fund. The shares of convertible preferred stock will remain outstanding indefinitely unless we are required to redeem them under the circumstances described below in “—Redemption” or we otherwise repurchase them or they are converted into shares of our common stock as described below under “—Conversion Rights.”

Dividends

        The shares of 5% convertible preferred stock are entitled to receive dividends, when and as declared by our board of directors and to the extent of funds legally available for the payment of dividends, at an annual rate of 5% of the sum of the original purchase price per share of 5% convertible preferred stock plus any dividend arrearages. Dividends on the convertible preferred stock shall, at our option, either be paid in cash or added to the stated liquidation preference amount for purposes of calculating dividends at the 5% annual rate (until such time as we declare and pay the missed dividend in full and in cash, at which time that dividend will no longer be part of the stated liquidation preference amount). Dividends shall be payable annually on June 30 of each year and shall be cumulative from the most recent dividend payment date on which dividend has been paid or, if no dividend has ever been paid, from the original date of issuance of the 5% convertible preferred stock and shall accumulate from day to day whether or not declared until paid.

        The shares of 5% convertible preferred stock are also entitled to participate in all dividends declared and paid on shares of company common stock on an “as if” converted basis.

Liquidation Preference

In the event of:

(A)  a liquidation, dissolution or winding up of our company, whether voluntary or involuntary;

(B)  certain changes of control;

(C)  a sale or transfer of all, or substantially all, of our consolidated assets other than to a wholly-owned subsidiary of ours;

(D)  any other event of discharge, retirement or cancellation of the 5% convertible preferred stock, in each case in this clause (D), that is not described in the foregoing clauses (A), (B) or (C) or a redemption pursuant to the certificate of designations;

(E)  our company or one of our significant subsidiaries becoming the subject of certain bankruptcy events;

(F)  a material breach of our obligations under the exchange agreement that is not cured within 15 days after we receive notice from a holder of the 5% convertible preferred stock; or

(G)  upon our failure to make any payment of principal, interest, or other amount due and payable of any of our or our subsidiaries’ indebtedness after giving effect to any applicable cure period,

the holders of the 5% convertible preferred stock shall be entitled to receive for each share of 5% convertible preferred stock an amount equal to the greater of (i) (A) (I) the original purchase price per share of 5% convertible preferred stock plus dividend arrearages thereon in cash plus (II) any dividends accrued and unpaid thereon from the last dividend payment date to the date of the final distribution to such holder plus (B) solely in connection with an event specified in clauses (A), (D), (E), (F) or (G) above, a premium equal to 20.2% of the amount described in clause (i)(A) of this sentence at such time or (ii) an amount per share of 5% convertible preferred stock equal to the amount which would have been payable or distributable had each share of 5% convertible preferred stock been converted into shares of our common stock immediately before the event occurred under clause (A), (B), (C) or (D) above.

        Subject to the rights of the holders of any parity shares, upon any of the events specified in clauses (A) through (D) above, after payment shall have been made in full to the holders of the convertible preferred stock and any parity securities, any other series or class or classes of junior securities shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the convertible preferred stock and any parity securities as such shall not be entitled to share in that payment or distribution.

        In the event that the event giving rise to the determination of the amount that holders of 5% convertible preferred stock shall be entitled to receive as their liquidation preference is a failure by us to make any payment of principal, interest, or other amount due and payable of any of our or our subsidiaries’ indebtedness after giving effect to any applicable cure period, that event shall be deemed never to have occurred if, subsequent to the expiration of the cure period, (i) that failure to make payment is cured in full, (ii) all other obligations to pay principal, interest or other amounts due and payable of any of our or our subsidiaries’ indebtedness have been paid at that time, and (iii) no bankruptcy event has occurred.

Ranking

        The 5% convertible preferred stock ranks, with respect to rights to the payment of dividends and the distribution of assets in the event of any of the events specified in clauses (A) through (D) under “—Liquidation Preference” above,

(1)  senior to all common stock and to all other equity securities of our company other than equity securities referred to in clauses (2) and (3) of this sentence (“junior securities”);

(2)  to the extent authorized under the certificate of designations, on a parity with all equity securities of our company the terms of which specifically provide that such equity securities rank on a parity with the 5% convertible preferred stock (“parity securities”); and

(3)  to the extent authorized under the certificate of designations, junior to all equity securities of our company the terms of which specifically provide that such equity securities rank senior to the 5% convertible preferred stock (“senior securities”).

        See “Voting Rights—Matters Requiring Approval of Holders of 5% Convertible Preferred Stock” for a description of the types of issuances of equity securities and other securities of our company requiring approval of holders of a majority of shares of 5% convertible preferred stock then outstanding, voting together as a class.

Redemption

If:

(A)	we or one of our significant subsidiaries becomes the subject of certain bankruptcy events;
(B)	a material breach of our obligations under the exchange agreement occurs that is not cured within 15 days after we receive notice from a holder of the 5% convertible preferred stock; or
(C)	we fail to make any payment of principal, interest, or other amount due and payable of any of our or our subsidiaries’ indebtedness after giving effect to any applicable cure period,

each holder of 5% convertible preferred stock shall have the right to cause us to redeem all or part of the shares of 5% convertible preferred stock held by such holder for a redemption price per share equal to (i) the original purchase price plus any dividend arrearages plus any dividends accrued and unpaid thereon from the last dividend payment date to, but excluding, the redemption date plus (ii) a premium equal to 20.2% of the amount described in clause (i) of this sentence at such time.

        We are required to mail notice of any redemption event to the holders of 5% convertible preferred stock not later than one business day after we acquire knowledge of that event. That notice must state, among other things, (1) the redemption price and the date of redemption, which shall be no sooner than 30 days and no later than 90 days from the date the notice is mailed and (2) any holder of 5% convertible preferred stock electing to have its shares redeemed shall be required to surrender its shares, with a properly completed redemption request, to us before the close of business on the fifth business day before the redemption date. If we fail to give notice of the redemption event within the time period specified above, then any holder of 5% convertible preferred stock may deliver that notice to us and the other holders, in which case the redemption date shall occur on the 45th day after the date of the notice and any holder electing to have any of its shares of 5% convertible preferred stock redeemed shall be required to surrender its shares, with a properly completed redemption request, to us before the close of business on the fifth business day preceding that redemption date.

        Until the holders of the 5% convertible preferred stock who have delivered a notice to us requesting redemption have been paid the redemption price specified in the previous paragraph in full, no payment will be made to any holder of parity securities or junior securities.

        Notwithstanding anything to the contrary, in the event that the event giving rise to the above redemption right is a failure by us to make any payment of principal, interest or other amount due and payable of any of our indebtedness after giving effect to any applicable cure period, that event shall be deemed never to have occurred and any request for redemption delivered by a holder of 5% convertible preferred stock in respect of that event shall be deemed automatically rescinded if, subsequent to the expiration of the cure period, (i) our failure to make payment is cured in full, (ii) all other obligations to pay principal, interest or other amounts due and payable of any of our or our subsidiaries’ indebtedness have been paid at such time and (iii) no bankruptcy event has occurred.

Conversion Rights

Conversion at the Option of the Holder.  The holders of shares of 5% convertible preferred stock will, at any time, be entitled to convert some or all of their 5% convertible preferred stock into the number of shares of our common stock obtained by dividing the aggregate original purchase price of the shares to be converted plus any dividend arrearages plus any dividends accrued and unpaid from the last dividend payment date to but excluding the conversion date by an amount equal to 80% of the initial public offering price per share in our initial public offering, which amount we refer to as the conversion price. The conversion price will be adjustable upon the occurrence of certain events and transactions to prevent dilution as described under “—Adjustments to Conversion Price to Prevent Dilution.” Any shares of our common stock issued upon conversion of the shares of 5% convertible preferred stock shall be validly issued, fully paid and nonassessable. Cash shall be paid in lieu of fractional shares.

Conversion at our Option.  At any time following the first anniversary of the issuance of the 5% convertible preferred stock, provided that (A) the volume-weighted average price of our common stock for the 30 consecutive trading days immediately preceding the date we elect for conversion is in excess of 150% of the initial public offering price per share in this offering (as adjusted for the events described below under “—Adjustments to Conversion Price to Prevent Dilution” and dividends paid in shares of our common stock) and (B) we have in place an effective resale shelf registration statement permitting the resale of all of the shares of common stock issuable upon conversion of the 5% convertible preferred stock, we have the right to require the conversion of any number of shares of 5% convertible preferred stock then outstanding into the number of shares of our common stock obtained by dividing the aggregate original purchase price of the shares to be converted plus any dividend arrearages plus any dividends accrued and unpaid from the last dividend payment date to but excluding the conversion date by the then applicable conversion price.

Adjustments to Conversion Price to Prevent Dilution

The 5% convertible preferred stock is subject to provisions that protect the holders against dilution by adjustment of the conversion price and/or number of shares of common stock issuable upon conversion in certain events such as a subdivision, combination or reclassification of our outstanding common stock.

Voting Rights—Matters Requiring Approval of Holders of 5% Convertible Preferred Stock

        Holders of the 5% convertible preferred stock shall be entitled to vote on any and all matters on which holders of the company common stock are entitled to vote on an “as if” converted basis. Additionally, so long as any 5% convertible preferred stock remains outstanding, without the affirmative approval of the holders of at least a majority of the shares of 5% convertible preferred stock then outstanding, we shall not, directly or indirectly (including through merger or consolidation with any other corporation), and shall not permit any of our subsidiaries to:

(1)  authorize or approve the issuance of any senior securities, 5% convertible preferred stock, or parity securities (or, in each case, any security convertible into, or convertible or exchangeable therefor or linked thereto) or authorize or create or increase the authorized amount of any senior securities, 5% convertible preferred stock or parity securities (or, in each case, any security convertible into, or convertible or exchangeable therefor or linked thereto);

(2)  authorize or approve the purchase or redemption of any parity securities or junior securities;

(3)  amend, alter or repeal any of the provisions of the certificate of designations, our Certificate of Incorporation or our Bylaws in a manner that would adversely affect the powers, designations, preferences and rights of the 5% convertible preferred stock;

(4)  contract, create, incur, assume or suffer to exist any indebtedness or guarantee any such indebtedness with an aggregate value of more than $5,000,000 (subject to certain exceptions); or

(5)  agree to take any of the foregoing actions.

        The certificate of designations governing the 5% convertible preferred stock also provides that no amendment or waiver of any provision of the certificate of designations or our Certificate of Incorporation or Bylaws shall, without the prior written consent of all holders of the 5% convertible preferred stock who are known to us to hold, together with their affiliates, more than 5% of the 5% convertible preferred stock then outstanding, (i) reduce any amounts payable or that may become payable to holders of the 5% convertible preferred stock, (ii) postpone the payment date of any amount payable to holders of the 5% convertible preferred stock or waive or excuse any payment, (iii) modify or waive the conversion rights of the 5% convertible preferred stock in a manner that would adversely affect any holder of the 5% convertible preferred stock, or (iv) change any of the voting-related provisions or any other provision of the certificate of designations specifying the number or percentage of holders of the 5% convertible preferred stock which are required to waive, amend or modify any rights under the certificate of designations or make any determination or grant any consent under that document.

Registration Rights

The holders of the 5% convertible preferred stock were granted registration rights, subject to customary cutbacks, blackout periods and other exceptions, for all shares of our common stock issued or issuable upon conversion of the 5% convertible preferred stock, including (a) two demand registrations at any time after the expiration of 180 days from the closing of our initial public offering, (b) unlimited piggyback rights and (c) the right to require filing of a resale S-3 registration statement (once we became eligible to file on such form) and maintenance of its effectiveness on an “evergreen” basis until such time as there are no longer any registrable securities.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

The provisions of the DGCL and our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Election and Removal of Directors.  Our directors are elected until the expiration of the term for which they are elected and until their respective successors are elected. Our directors may be removed only by the affirmative vote of at least a majority of the holders of our then outstanding common stock. This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors. For more information on our board of directors, see the section entitled “Corporate Governance” in our Definitive Proxy Statement dated as of April 2, 2019.

Authorized but Unissued Shares.  The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, changes in our management, tender offer, merger or otherwise.

Stockholder Action; Advance Notification of Stockholder Nominations and Proposals.  Our Certificate of Incorporation and Bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our Certificate of Incorporation and Bylaws also require that special meetings of stockholders be called only by our board of directors, the Chairman of our board of directors or our Chief Executive Officer. In addition, our Bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying changes in our management, which could depress the market price of our common stock.

Delaware Anti-Takeover Law.  Our Certificate of Incorporation provides that Section 203 of the DGCL, an anti-takeover law, applies to us. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Limitation of Liability and Indemnification

Our Certificate of Incorporation provides that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

·	for any breach of the director’s duty of loyalty to us or our stockholders;
·	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
·	under Section 174 of the DGCL (governing distributions to stockholders); or
·	for any transaction from which the director derived any improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our Certificate of Incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our Bylaws also provide that we will, to the fullest extent permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding or arising out of their status as an officer or director or their activities in these capacities. We also indemnify any person who, at our request, is or was serving as a director, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

Exclusive Forum

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our Bylaws or (iv) action asserting a claim against our company governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce our forum selection clause in connection with claims arising under the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.